SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Eliem Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

28658R 106

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Attn: Peter Kolchinsky

Telephone: 617.778.2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28658R 106

1.	Names of Reporting Persons. RA Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,179,181

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,179,181

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,179,181

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.5% (1)

14.	Type of Reporting Person (See Instructions) IA, PN

(1)	The Reporting Person is the beneficial owner of 13,150,849 shares of the Issuer’s Common Stock as well as conversion shares underlying each of 27,222 vested stock options (right to buy) and 1,110 stock options (right to buy) which will vest within 60 days held by Dr. Levin for the benefit of RA Capital. The percentage calculation assumes that there are 27,740,741 outstanding shares of Common Stock of the Issuer, based on 27,712,409 shares of outstanding common stock as of March 14, 2024, as reported to the Reporting Persons by the Issuer, and giving effect to stock options referenced herein.

CUSIP No. 28658R 106

1.	Names of Reporting Persons. Peter Kolchinsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,179,181

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,179,181

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,179,181

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.5% (1)

14.	Type of Reporting Person (See Instructions) HC, IN

(1)	The Reporting Person is the beneficial owner of 13,150,849 shares of the Issuer’s Common Stock as well as conversion shares underlying each of 27,222 vested stock options (right to buy) and 1,110 stock options (right to buy) which will vest within 60 days held by Dr. Levin for the benefit of RA Capital. The percentage calculation assumes that there are 27,740,741 outstanding shares of Common Stock of the Issuer, based on 27,712,409 shares of outstanding common stock as of March 14, 2024, as reported to the Reporting Persons by the Issuer, and giving effect to stock options referenced herein.

CUSIP No. 28658R 106

1.	Names of Reporting Persons. Rajeev Shah

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,179,181

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,179,181

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,179,181

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.5% (1)

14.	Type of Reporting Person (See Instructions) HC, IN

(1)	The Reporting Person is the beneficial owner of 13,150,849 shares of the Issuer’s Common Stock as well as conversion shares underlying each of 27,222 vested stock options (right to buy) and 1,110 stock options (right to buy) which will vest within 60 days held by Dr. Levin for the benefit of RA Capital. The percentage calculation assumes that there are 27,740,741 outstanding shares of Common Stock of the Issuer, based on 27,712,409 shares of outstanding common stock as of March 14, 2024, as reported to the Reporting Persons by the Issuer, and giving effect to stock options referenced herein.

CUSIP No. 28658R 106

1.	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,599,586

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,599,586

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,599,586

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.2% (1)

14.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Person is the beneficial owner of 10,599,586 shares of the Issuer’s Common Stock. The percentage calculation assumes that there are 27,712,409 outstanding shares of Common Stock of the Issuer.

Item 1.	Security and Issuer

Item 1 of the Statement is amended and supplemented as follows:

This Amendment No. 3 (this “Amendment No. 3” or this “13D/A”) amends and supplements the statement on the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2021, and amended on April 10, 2023 and November 17, 2023 (as amended, the “Statement”), filed by RA Capital Management, L.P., Dr. Kolchinsky, Mr. Shah, and RA Capital Healthcare Fund, L.P. with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Eliem Therapeutics, Inc., a Delaware corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

Item 2.	Identity and Background

Item 2 of the Statement is amended and restated as follows:

(a)	This 13D/A is being filed on behalf of RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the “Fund”). RA Capital, Dr. Kolchinsky, Mr. Shah and the Fund are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons ownership of the Issuer’s securities includes (1) 10,599,586 Common Stock shares held directly by the Fund, (2) 1,226,497 Common Stock shares held directly by RA Capital Nexus Fund, L.P (the “Nexus Fund”), (3) 483,679 Common Stock shares held directly by RA Capital Nexus Fund II, L.P. (the “Nexus Fund II”), (4) 841,087 Common Stock Shares held directly by a separately managed account (the “Account”), (5) a total of 27,222 vested stock options (right to buy), and (6) 1,110 stock options (right to buy) which shall vest within 60 days of this filing.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund, RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund, and RA Capital Nexus Fund II GP, LLC is the general partner of the Nexus Fund II. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund, the Nexus Fund, the Nexus Fund II, and the Account and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Issuer held by the Fund, the Nexus Fund, the Nexus Fund II or the Account. The Fund, the Nexus Fund, and the Nexus Fund II have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund, the Nexus Fund, and the Nexus Fund II, and each of these funds has divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice. The Fund, the Nexus Fund, and the Nexus Fund II disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.

(b)	The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(c)	The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund, the Nexus Fund, the Nexus Fund II, and the Account. The principal occupation of Dr. Kolchinsky and Mr. Shah is investment management.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 6 of the cover pages.

Item 4.	Purpose of Transaction

Item 4 of the Statement is amended and supplemented by adding the following to the end thereof:

As previously disclosed by the Issuer in July 2023, the Issuer has been conducting a comprehensive exploration of strategic alternatives focused on maximizing shareholder value. As part of this process, representatives of the Issuer and a development stage private biotechnology company that is majority-owned by funds affiliated with RA Capital (“Tango”) have recently engaged in preliminary discussions in an effort to determine whether a potential transaction between the two companies could be mutually beneficial. The Issuer formed a special committee of independent and disinterested directors, which does not include Dr. Levin, to oversee the Issuer’s exploration of strategic alternatives, including any potential transaction with Tango.

On March 14, 2024, based on the progress of these discussions, Tango submitted a Summary of Proposed Terms for Transaction Between Eliem Therapeutics, Inc. and Tango (the “Non-Binding Term Sheet”) regarding the potential acquisition of Tango by the Issuer.

The Non-Binding Term Sheet contemplates that the Issuer would acquire Tango through a transaction whereby the Issuer would issue common stock to Tango’s equityholders in exchange for all of the outstanding equity of Tango, and Tango would become a wholly-owned subsidiary of the Issuer (the “Acquisition”).

Based on the terms set forth in the Non-Binding Term Sheet, the proposed exchange ratio would value the Issuer initially at $110 million as of the closing of the proposed transaction, while Tango would initially be valued at $20 million.

The Non-Binding Term Sheet also contemplates that, in connection with the closing of the Acquisition, a concurrent private placement of common stock of the Issuer would be effected at or as of immediately after the closing of the Acquisition pursuant to binding subscription agreements to be entered into concurrently with the execution of a definitive Acquisition agreement (the “Concurrent Investment”). The Reporting Persons anticipate that funds affiliated with RA Capital would purchase some portion of the securities to be issued in the Concurrent Investment, but no commitment has been made to do so and no definitive decision been reached about RA Capital’s level of participation in the Concurrent Investment, if any. The actual participation, if any, in the Concurrent Investment would be based on RA Capital’s evaluation of the investment opportunity at the time of the execution of the Acquisition agreement.

The Non-Binding Term Sheet contemplates that, immediately after giving effect to the closing of the proposed Acquisition (but before giving effect to the Concurrent Investment), (i) the equity holders of Tango immediately prior to the closing (including all options, convertible securities and warrants) would own 15.4% of the equity of the Issuer on a fully diluted basis and (ii) the equity holders of the Issuer (including all outstanding equity awards) would own 84.6% of the equity of the Issuer on a fully diluted basis (calculated via the treasury stock method). Based on this relative ownership, and the present ownership of each company by funds affiliated with RA Capital, the Reporting Persons anticipate that funds affiliated with RA Capital would collectively own approximately 55% of the combined company on a fully diluted basis after giving effect to the closing of the Acquisition (but before giving effect to the Concurrent Investment). Additionally, the Non-Binding Term Sheet contemplates that the executive officers, directors, and other affiliates of each company would be subject to lock up restrictions that would apply for a period of 180 days following the Acquisition. Any shares purchased in the Concurrent Investment would not be subject to the lock up.

The Non-Binding Term Sheet contemplates that the post-closing board of directors of the Issuer would consist of seven directors, the composition of which would satisfy applicable SEC and Nasdaq listing requirements, and that the specific composition of the board would be determined by the parties during negotiation of a definitive Acquisition agreement.

Any definitive agreement relating to the Acquisition would include customary terms and conditions related to representations and warranties, covenants and termination for such transactions and would be subject to conditions including the receipt of requisite board and, as required, stockholder approvals.

In addition, the Acquisition and the Concurrent Investment (including the approval and adoption of definitive documentation for such transactions) must be approved by a special committee of independent and disinterested directors of the Issuer, and the closing of the Acquisition and the Concurrent Investment will be subject to a non-waivable condition requiring approval of the stockholders holding at least a majority of all the issued and outstanding shares of the Issuer’s common stock not held by the RA Capital or its affiliates.

The Non-Binding Term Sheet is non-binding and the entry into of any definitive agreement with respect to a transaction remains subject to the satisfactory completion of due diligence by both parties and the negotiation and execution of a definitive Acquisition agreement with respect to the proposed transaction on terms mutually acceptable to each party.

As the parties continue to negotiate the terms of a potential transaction, it is possible that, through these negotiations, the proposed terms of the transaction may change, including as a result of the ongoing diligence efforts of both parties, market conditions and other factors. There can be no guarantee that the parties will ever reach a definitive agreement with respect to the proposed transaction and either party may determine to abandon the proposed transaction at any time for any reason, including the parties’ respective beliefs regarding the preferability of the proposed transaction to other alternatives that may be available to them, as well as other factors.

The foregoing description of the Non-Binding Term Sheet does not purport to be complete and is qualified in its entirety by reference to the full text of the Non-Binding Term Sheet, which is filed as Exhibit 2, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

(a) and (b) See Items 7-11 of the cover pages above and Item 2.

(c)	The following table lists the Reporting Persons’ transactions in Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D/A1:

Transaction	Purchaser	Date	No. Shares	Price
Vest Stock Option (Right to Buy)	RA Capital	1-Jan-2024	555	(1)
Vest Stock Option (Right to Buy)	RA Capital	1-Feb-2024	555	(1)
Vest Stock Option (Right to Buy)	RA Capital	1-Mar-2024	555	(1)
Vest Stock Option (Right to Buy)	RA Capital	1-Apr-2024	555	(1)*
Vest Stock Option (Right to Buy)	RA Capital	1-May-2024	555	(1)*

(1)	This option represents a right to purchase a total of 20,000 shares of the Issuer's Common Stock, which began vesting on August 1, 2021 in 36 equal monthly installments over three years, subject to Dr. Levin’s continued service to the Issuer through each vesting date. These options have an exercise price of $12.50.

* Represents future vesting options within 60 days from the filing date of this 13D/A.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D/A.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is amended and supplemented by the following:

Exhibit 1	Joint Filing Agreement

Exhibit 2	Summary of Proposed Terms for Transaction Between Eliem Therapeutics, Inc. and Tango

1 The Common Stock and percentage ownership reported in this amendment reflect an increase in the number of outstanding shares of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2024

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of March 18, 2024, is by and among RA Capital Management, L.P., Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to Common Stock, par value $0.0001 per share of Eliem Therapeutics, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager